Exhibit 99.1

Scotiabank announces retirement of Vice Chairman and Chief Operating Officer, Sabi Marwah

Toronto, April 15, 2014 – Scotiabank today announced the retirement of Sabi Marwah, effective May 30, 2014.  Sabi is currently Vice Chairman and Chief Operating Officer with a 35-year history at Scotiabank.

“Sabi has had an extraordinary impact in shaping the success and character of Scotiabank,” said Brian Porter, Scotiabank President and Chief Executive Officer.  “He is a well-regarded business leader with keen insight and an unwavering commitment to excellence.  He has also been a role model in the community, giving generously of his time.”

There will be a realignment of key executive reporting relationships with this retirement.

Sean McGuckin, Executive Vice President & Chief Financial Officer, will report directly to Mr. Porter and assume expanded responsibility.

Also now reporting to Mr. Porter are Deborah Alexander, Executive Vice President, General Counsel & Secretary, Jeffrey Heath, Executive Vice President & Group Treasurer, Kimberlee McKenzie, Executive Vice President, Information Technology & Solutions, and Grant Mick, Senior Vice President & Chief Auditor.

Anatol von Hahn, Group Head, Canadian Banking will assume responsibility for Shared Services in Canada.

Scotiabank is a leading financial services provider in over 55 countries and Canada's most international bank. Through our team of more than 83,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers. With assets of $783 billion (as at January 31, 2014), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information please visit www.scotiabank.com.

Media Contact:

Sheena Findlay
Scotiabank Media Communications
Sheena.findlay@scotiabank.com
647-628-3501